Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

ERGO SCIENCE CORPORATION

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Ergo Science Development Corporation	Delaware

Ergo Research Corporation	Nevada

Ergo Holdings, Inc.	Nevada

Ergo Science Development Corporation	Nevada

Ergo Texas Holdings, Incorporated	Delaware